PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
THREE MONTHS ENDED MARCH 31, 2012 and 2011
(In thousands of United States dollars, except for share and per share amounts)
(Unaudited)

		Three months ended March 31,
	Notes	2012	2011
		$	$

Revenue	5	44,004	33,988

Operating expenses		(18,893)	(15,868)
Depreciation and depletion	7	(6,449)	(7,208)
Total cost of sales		(25,342)	(23,076)

Income from mine operations		18,662	10,912
General and administrative expenses		(3,515)	(4,503)

Income from operations		15,147	6,409
Other income (expense)		(89)	11
Foreign exchange gain (loss)		1,484	(1,569)
Finance income		137	21
Finance expense	8	(1,147)	(2,949)
(Loss) gain on derivative contracts	12 (i)	(20)	3,127

Income before income taxes		15,512	5,050

Income taxes recovery (expense)	6	3,066	(12,945)

Net income (loss) for the period		18,578	(7,895)

Other comprehensive income
Exchange differences on translation of foreign operations		244	720
Total comprehensive income (loss) for the period		18,822	(7,175)

Basic income (loss) per share		0.21	(0.09)
Diluted income (loss) per share		0.19	(0.09)

Weighted average number of common shares outstanding
Basic	9 (a)	88,259,831	87,772,801
Diluted	9 (a)	96,705,098	87,772,801

See accompanying notes to the condensed consolidated interim financial statements.	1

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
(In thousands of United States dollars)
(Unaudited)

		March 31,	December 31,
	Notes	2012	2011
		$	$

Assets
Current assets
Cash	14	86,268	80,761
Trade and other receivables		4,301	5,526
Taxes receivable	6, 14	25,330	20,969
Prepaid expenses		5,452	5,570
Inventories		9,598	9,463
Derivative asset	12 (i)	183	203
Total current assets		131,132	122,492

Non-current assets
Mining interests	7	486,606	486,424
Deferred tax asset	6	22,346	15,781
Total assets		640,084	624,697

Liabilities
Current liabilities
Trade and other payables		24,465	24,907
Taxes payable		5,682	4,213
Current portion of long-term debt	8	35,000	40,000
Total current liabilities		65,147	69,120

Non-current liabilities
Decommissioning liability		9,554	9,373
Long-term debt	8	40,000	40,000
Other long-term liabilities	9 (e)	2,642	2,926
Total liabilities		117,343	121,419

Equity
Share capital	9 (b)	423,250	423,250
Warrant reserve	9 (d)	34,237	34,237
Share-based payment reserve	9 (c)	15,286	14,645
Foreign currency translation reserve		(1,206)	(1,450)
Retained earnings		51,174	32,596
Total equity		522,741	503,278
Total liabilities and equity		640,084	624,697

Commitments and contingencies (Note 14)

See accompanying notes to the condensed consolidated interim financial statements.	2

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands of United States dollars, except for number of common shares)

							Foreign
						Share-based	currency	Retained
			Share capital		Warrants	payment	translation	Earnings/
	Notes		Shares	Amount	reserve	reserve	reserve	(Deficit)	Total Equity
				$	$	$	$	$	$

Balance, January 1, 2011			87,739,005	420,994	35,396	8,751	138	(35,233)	430,046
Shares issued for Exercise of warrants	9	(d)	41,666	180	(97)	-	-	-	83
Foreign currency translation			-	-	-	-	720	-	720
Share-based payment	9	(c )	-	-	-	1,815	-	-	1,815
Net loss			-	-	-	-	-	(7,895)	(7,895)
Balance, March 31, 2011			87,780,671	421,174	35,299	10,566	858	(43,128)	424,769
Shares issued for Exercise of warrants	9	(d)	450,410	1,947	(1,062)	-	-	-	885
Exercise of stock options	9	(c)	28,750	129	-	(50)	-	-	79
Foreign currency translation			-	-	-	-	(2,308)	-	(2,308)
Share-based payment	9	(c)	-	-	-	4,129	-	-	4,129
Net Income			-	-	-	-	-	75,724	75,724
Balance, December 31, 2011			88,259,831	423,250	34,237	14,645	(1,450)	32,596	503,278
Foreign currency translation			-	-	-	-	244	-	244
Share-based payments	9	(c)	-	-	-	641	-	-	641
Net income			-	-	-	-	-	18,578	18,578
Balance, March 31, 2012			88,259,831	423,250	34,237	15,286	(1,206)	51,174	522,741

Total comprehensive income was $18,822 for the three months ended March 31, 2012 (March 31, 2011 - loss of $7,175).

See accompanying notes to the condensed consolidated interim financial statements.	3

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2012 AND 2011
(In thousands Of United States dollars)
(Unaudited)

		Three months ended March 31,
	Notes	2012	2011
		$	$

Operating activities
Income before taxes		15,512	5,050
Adjustments for:
Depreciation and depletion	7	6,449	7,208
Changes to decomissioning liability		-	703
Share-based payments	9 (c), (e)	556	2,230
Cash paid for unrealized derivative contracts	12 (i)	-	(2,235)
Unrealized gain on derivative asset	12 (i)	(935)	(3,127)
Realized loss on derivative asset	12 (i)	955	-
Assets written off		79	-
Unrealized foreign exchange (gain) loss		(1,744)	288
Taxes paid		(709)	(14,561)
Other adjustments
Finance income (disclosed in investing activities)		(137)	(21)
Finance expense net of capitalized borrowing costs (disclosed in financing activities)		1,231	3,283
		21,257	(1,182)

Changes in non-cash working capital		1,213	13,300
Cash provided by operating activities		22,470	12,118

Investing activities
Expenditures on exploration and evaluation assets	7	(3,358)	(1,916)
Expenditures on mining interests	7	(4,587)	(3,296)
Interest received		137	21
Cash used in investing activities		(7,808)	(5,191)

Financing activities
Repayment of debt	8 (ii)	(5,000)	-
Proceeds on exercise of warrants and options	9 (d)	-	84
Interest paid	8 (ii)	(4,406)	(360)
Cash used in financing activites		(9,406)	(276)

Effect of foreign exchange rate changes on cash		251	431

Increase in cash		5,507	7,082
Cash, beginning of period		80,761	58,298
Cash, end of period		86,268	65,380

Supplemental cash flow information (Note 10)

See accompanying notes to the condensed consolidated interim financial statements.	4

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

1.	Nature of operations

Primero Mining Corp. (“Primero” or the “Company”) was incorporated in Canada on November 26, 2007 under the Business Corporations Act (British Columbia). The Company’s registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia B.C. Primero is a publicly traded company, listed on both the Toronto and New York Stock Exchanges; Primero has no parent company.

Primero is a Canadian-based precious metals producer with mining operations in Mexico. The Company is focused on building a portfolio of high-quality, low-cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one reportable operating segment.

2.	Significant accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company expects to adopt in its consolidated financial statements for the year ending December 31, 2012 based on current standards. The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s financial statements for the year ended December 31, 2011.

These condensed consolidated interim financial statements do not include all the necessary annual disclosures in accordance with IFRS. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2011.

These condensed consolidated interim financial statements have been prepared on a historical cost basis other than the derivative assets and liabilities which are accounted for as fair value through profit and loss.

The preparation of the condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the condensed consolidated interim financial statements. If in future such estimates and assumptions, which are based on management’s best judgment at the date of the condensed consolidated interim financial statements, deviate from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at March 31, 2012 and the results of its operations and cash flows for the three months then ended have been made. The interim results are not necessarily indicative of results for a full year.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(a)	Basis of consolidation

These condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from their respective dates of acquisition. All material intercompany transactions and balances, revenues and expenses have been eliminated. The Company’s significant subsidiaries are: Primero Empresa Minera, S.A. de C.V., which owns the San Dimas Mine, Primero Compania Minera, S.A. de C.V., Primero Servicios Mineros, S.A. de C.V., Primero Auxiliares de Administracio, S.A. de C.V., Silver Trading (Barbados) Limited and Primero Mining Luxembourg S.a.r.l.

(b)	Measurement uncertainties

Significant estimates used in the preparation of these financial statements include, but are not limited to:

(i)	asset carrying values and impairment charges;

(ii)	the economic recoverability of exploration expenditures incurred and the probability of future economic benefits from development expenditures incurred;

(iii)	the valuation of inventories;

(iv)	the recoverable tonnes of ore from the mine and related depreciation and depletion of mining interests;

(v)

the proven and probable mineral reserves and resources, as well as mineral potential associated with the mining property, the expected economic life of the mining property, the future operating results and net cash flows from the mining property and the recoverability of the mining property;

(vi)	the expected costs of reclamation and closure cost obligations;

(vii)	the assumptions used in accounting for share-based payments;

(viii)	the ultimate determination of contingent liabilities disclosed by the Company;

(ix)	the provision for income and mining taxes including expected recovery and periods of reversals of timing differences and composition of deferred income tax assets and liabilities; and

(x)	the fair values of assets and liabilities acquired in business combinations.

Significant judgments used in the preparation of these financial statements include, but are not limited to:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(i)	accounting and presentation relating to the agreement acquired upon the Company’s acquisition of the San Dimas Mine to sell silver to Silver Wheaton Caymans (Note 4);

(ii)

the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities, in particular, the benefit of a successful advance pricing agreement (“APA”) filing and resultant provision for income taxes based on realized silver prices;

(iii)	the componentization of buildings, plant and equipment, and the useful lives and related depreciation of these assets;

(iv)	the grouping of the San Dimas assets into a Cash Generating Unit (“CGU”) and the determination that the Company has just one CGU;

(v)	the expected conversion of the convertible debt; and

(vi)	the functional currency of the entities within the consolidated group.

3.	Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company:

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company is currently assessing the impact IFRS 13 will have on its consolidated financial statements.

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase of an open-pit mine when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets. The adoption of this standard will not have a material impact on Primero’s consolidated financial statements based on the Company’s current underground mining operations.

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”). The amendments are effective for annual periods beginning on or after July 1, 2012, with early adoption permitted. The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group together items within other comprehensive income (“OCI”) that may be reclassified to the profit or loss section of the Consolidated Statement of Operations. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The Company does not anticipate this amendment will have a significant impact on its consolidated financial statements.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

As of January 1, 2015, Primero will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company is currently assessing the impact IFRS 9 will have on its financial statements.

4.	Silver purchase agreement

On August 6, 2010, the Company obtained control of the San Dimas Mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. This was achieved by acquiring 100% of the assets and liabilities of the operations from Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc. (“Goldcorp”). The purchase was part of the Company’s strategy of building a portfolio of high-quality, low-cost precious metal assets.

In addition to the San Dimas Mine, the Company acquired all of the shares of Silver Trading (Barbados) Limited. (“Silver Trading”), which is party to a silver purchase agreement with Silver Wheaton and Silver Wheaton Caymans (“the silver purchase agreement”), as well as all of the rights to the Ventanas exploration property, located in Durango State, Mexico.

In 2004, the owner of the San Dimas Mine entered into an agreement (the “Internal SPA”) to sell all the silver produced at the San Dimas Mine for a term of 25 years to Silver Trading at market prices. Concurrently, in return for upfront payments of cash and shares of Silver Wheaton Corp., Silver Trading entered into an agreement (the “External SPA”) to sell all of the San Dimas Mine’s silver to Silver Wheaton Caymans at the lesser of $3.90 per ounce (adjusted for annual inflation) or market prices. The Company was required to assume these two agreements when it acquired the San Dimas Mine. The Internal SPA and External SPA were amended when the Company acquired the San Dimas Mine, such that for each of the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of the San Dimas Mine. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton Caymans as part of the mining interest, as the Company did not receive any of the original upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas Mine. Further, the Company does not believe that the agreement to sell to Silver Wheaton Caymans meets the definition of an onerous contract or other liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver (Note 2 (b)).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

Until October, 2011, the Company computed income taxes in Mexico based on selling all silver produced at the San Dimas Mine at market prices. Until this time, Silver Trading incurred losses since it purchased silver at market prices and sold silver to Silver Wheaton Caymans at the lesser of approximately $4 per ounce and market prices, however, there was no tax benefit to these losses since Barbados is a low tax jurisdiction. From a consolidated perspective, therefore, the silver sales to Silver Wheaton Caymans realized approximately $4 per ounce, however, the Company recorded income taxes based on sales at market prices. On October 11, 2011, as part of its restructuring initiatives, the Company amended the Internal SPA to provide that the price payable by Silver Trading to purchase silver is the same price as the fixed price charged by Silver Trading under the External SPA. On October 17, 2011, the Company’s Mexican subsidiary filed a formal application to the Mexican tax authorities for an APA on the Company’s restructuring plan that, if successful, would result in paying income taxes based on realized rather than spot revenue (Note 6).

5.	Revenue

Revenue is comprised of the following sales:

	Three months ended March 31
	2012	2011
	$	$

Gold	38,593	28,440
Silver (Note 4)	5,411	5,548
	44,004	33,988

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

6.	Income taxes

(a)	The following table reconciles income taxes calculated at the statutory rate with the income tax expense presented in these financial statements:

	Three months ended
	March 31
	2012	2011
	$	$

Income before income taxes	15,512	5,050

Canadian federal and provincial income tax rate	25.00%	28.50%

Expected income tax expense	(3,878)	(1,439)

(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	(402)	(279)
Share-based payments	(109)	(658)
Amounts allowable (excluded) for tax purposes	3,062	(1,743)
Impact of Mexican inflation on tax values	4,410	(983)
Impact of foreign exchange	1,674	3,440
Withholding taxes on intercompany interest	(1,201)	(829)
Benefit of tax losses not recognized	(490)	(10,454)
Income tax recovery (expense)	3,066	(12,945)

Income tax (expense) recovery is represented by:
Current income tax expense	(732)	(14,174)
Deferred income tax recovery	3,798	1,229
Net income tax recovery (expense)	3,066	(12,945)

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(b)	The significant components of the Company’s deferred tax asset are as follows:

	March 31,	December 31,
	2012	2011
	$	$

Non-capital losses and other future
deductions (Note 14)	14,647	14,508
Mineral property, plant and equipment	5,648	369
Decommissioning liability	(2,018)	(1,855)
Other	4,069	2,759
Deferred income tax asset	22,346	15,781

On October 17, 2011 the Company’s Mexican subsidiary filed an APA that, if successful, would result in paying income taxes in Mexico based on realized rather than spot revenue. As described in Note 4, upon the acquisition of the San Dimas mine, the Company assumed the obligation to sell silver at below market prices according to a silver purchase agreement. Silver sales under the silver purchase agreement realize approximately $4 per ounce; however, the Company’s provision for income taxes until filing the APA was based on sales at spot market prices.

For the duration of the APA process, under Mexican tax law, the taxpayer can record its revenues and intercompany pricing under the terms that the taxpayer considers reasonable (given that they are compliant with applicable transfer pricing requirements). As such, the Company’s Mexican subsidiary has recorded revenues from sales of silver under the silver purchase agreement (and taxes thereon) at the contracted price of approximately $4 since the date of the filing of the APA and in addition to this has claimed a refund for the overpayment of taxes between the date of purchase of the San Dimas Mine (August 6, 2010) and the date of the filing. The recovery of taxes from August 6, 2010 to the date of filing was accounted for prospectively in the fourth quarter 2011 in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

No tax penalties are applied in respect of the time period during which the APA process is taking place should the Mexican tax authorities disagree with the restructuring plan (Note 14).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

7.	Mining interests

Mining interests include mining and exploration properties and related plant and equipment:

	MiningExploration and			Plant,	Construction
	properties	evaluation	Land and	equipment	in	Computer
	and leases	assets	buildings	and vehicles	progress	equipment	Total
	$	$	$	$	$	$	$
Cost

At January 1, 2011	383,718	4,744	46,599	49,977	9,884	792	495,714
At December 31, 2011	416,465	-	50,562	53,416	2,408	1,637	524,488
At March 31, 2012	416,465	3,358	50,562	54,145	6,010	1,645	532,185

Depreciation
and depletion

At January 1, 2011	8,629	-	710	1,947	-	68	11,354
At December 31, 2011	26,364	-	2,871	8,408	-	421	38,064
At March 31, 2012	31,471	-	3,443	10,151	-	514	45,579

Carrying value

At January 1, 2011	375,089	4,744	45,889	48,030	9,884	724	484,360
At December 31, 2011	390,101	-	47,691	45,008	2,408	1,216	486,424
At March 31, 2012	384,994	3,358	47,119	43,994	6,010	1,131	486,606

All property of the Company acquired as part of the San Dimas Mine or since that point in time is pledged as security for the Company’s obligations under the silver purchase agreement, the convertible note and promissory note entered into upon the acquisition of the San Dimas Mine (Note 8).

As at March 31, 2012, the Company had entered into commitments to purchase plant and equipment totaling $2.4 million (2011 - $2.9 million).

Depreciation and depletion expense for the three months ended March 31, 2012 was $7.5 million (2011 - $7.2 million), of which $1.1 million represents the change in the inventories balance between December 31, 2011 and March 31, 2012 (2011 - $0.5 million). Borrowing costs of $0.1 million were capitalized during the three months ended March 31, 2012 (2011 - $0.3 million) at a weighted average borrowing rate of 4.90% (2011 – 4.37%) ..

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

8.	Current and long-term debt

	March 31,	December 31,
	2012	2011
	$	$

Convertible debt (i)	30,000	30,000
Promissory note (ii)	45,000	50,000
	75,000	80,000
Less: Current portion of debt	(35,000)	(40,000)
Long-term debt	40,000	40,000

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued the following debt instruments:

(i)

A convertible promissory note (“the Note”) in the principal amount of $60 million with an annual interest rate of 3%, to DMSL, which DMSL immediately assigned to Goldcorp. The Note may be repaid in cash by the Company at any time or converted, at any time up to the maturity date (being the “Initial Maturity Date” or “the Second Maturity Date”), by Goldcorp at a conversion price of Cdn$6.00 per share. In determining the number of common shares to be issued on conversion, per the Note, the principal amount will be translated into Canadian dollars by multiplying such amount by 1.05, which was the approximate exchange rate at the time of the acquisition.

On the first anniversary of the Note (“Initial Maturity Date”), the Note was repayable in cash or, at the option of Primero, in common shares at 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Initial Maturity Date (the “Maturity Conversion Price”). If on the Initial Maturity Date, Primero served notice to convert (“Debtor Conversion Notice”), Goldcorp had the right to extend the maturity Date until the second anniversary of the Note (the “Second Maturity Date”). On July 20, 2011, Primero served notice to Goldcorp to convert the Note into common shares of the Company and on August 4, 2011, Goldcorp elected to extend the Maturity date of the Note until the Second Maturity Date, which gave the Company the right to (1) pay the principal amount in cash immediately or (2) convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price (which was Cdn$3.74) and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

On October 19, 2011, the Company used its cash resources to repay $30 million (or 50%) of the Note plus $1.1 million of accrued interest.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the Note is considered to contain an embedded derivative relating to the conversion option which is set at a fixed exchange rate from US dollars to the Canadian-dollar denominated shares. The carrying amount of the debt, on initial recognition, was calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the embedded derivative. Subsequent to initial recognition, the derivative component was remeasured at fair value at each reporting date while the debt component was accreted to the face value of the Note using the effective interest rate through periodic charges to finance expense over the initial one-year term of the debt. As the initial one-year term was reached on August 6, 2011, the derivative component had $nil value at March 31, 2012 and will continue to have $nil value through to the final maturity date of the Note. Accretion relating to the Note for the three months ended March 31, 2012 was $nil (2011 - $1.7 million). By August 6, 2011, the Note was fully accreted.

(ii)

A promissory note in the principal amount of $50 million with an annual interest rate of 6% to DMSL, which DMSL subsequently assigned to a wholly-owned Luxembourg subsidiary of Goldcorp. The promissory note is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. On January 3, 2012, the Company repaid the first $5 million annual installment plus accrued interest of $4.4 million. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance.

9.	Share capital

(a)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

	2012	2011
Common shares issued and fully paid

At January 1	88,259,831	87,739,005
Issued during period (Note 9 (b))	-	41,666
At March 31	88,259,831	87,780,671

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a reconciliation of the basic and diluted weighted average number of common shares:

	Three months ended March 31,
	2012	2011

Weighted average number of ordinary shares - basic	88,259,831	87,772,801
Potentially dilutive options	22,807	-
Potentially dilutive convertible debt	8,422,460	-
Weighted average number of ordinary shares - diluted	96,705,098	87,772,801

(b)	Common shares issuance

	(i)	During the three months ended March 31, 2011, the Company issued 41,666 common shares upon the exercise of common share purchase warrants.

	(ii)	During the year ended December 31 2011, the Company issued 492,076 common shares upon the exercise of common share purchase warrants and 28,750 common shares upon the exercise of stock options.

(c)	Stock options

Under the Company’s stock option plan, the number of common shares that may be issued on the exercise of options granted under the plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements). The majority of options issued typically vest over two years; one third upon the date of grant, one third a year from the grant date, and one third two years from the grant date, however, this is at the discretion of the Board of Directors upon grant. All options are equity-settled and have a maximum term of five or ten years when granted. Vested options granted under the Rolling Plan will generally expire 90 days after the date that the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options will terminate immediately.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

As at March 31, 2012, the following stock options were outstanding and exercisable:

		Outstanding			Exercisable
	Number		Remaining	Number		Remaining
	of options	Exercise	contractual	of options	Exercise	contractual
Expiry date	outstanding	price	life (years)	exercisable	price	life (years)
		Cdn$			Cdn$

July 29, 2013	160,000	4.20	1.3	160,000	4.20	1.3
July 9, 2014	10,000	2.70	2.1	10,000	2.70	2.1
July 9, 2019	275,000	2.70	7.1	275,000	2.70	7.1
August 6, 2015	4,659,490	6.00	3.3	3,453,998	6.00	3.3
August 25, 2015	2,455,000	5.26	3.4	1,636,667	5.26	3.4
November 12, 2015	540,000	6.43	3.6	360,000	6.43	3.6
March 7, 2016	175,000	3.99	3.9	58,333	3.99	3.9
November 8, 2016	300,000	3.47	4.6	-	-	-
March 31, 2017	75,000	2.60	5.0	-	-	-
	8,649,490	5.52	3.5	5,953,998	5.60	3.5

The following is a continuity schedule of the options outstanding for the period:

		Weighted
		average
	Number of	exercise
	options	price
		Cdn$
Outstanding at January 1, 2011	8,158,240	5.64
Exercised	(28,750)	2.74
Granted	475,000	3.66
Cancelled	(30,000)	5.26
Outstanding at December 31, 2011	8,574,490	5.54
Granted	75,000	2.60
Outstanding at March 31, 2012	8,649,490	5.52

The fair value of the options granted in 2012 and 2011 was calculated using the Black-Scholes option pricing model. For all grants, the assumed dividend yield and forfeiture rate were nil and 5%, respectively. Other conditions and assumptions were as follows:

		Average				Weighted
		expected				average
	Number of	life of options	Exercise	Risk free	Volatility	Black-Scholes
Issue date	options	(years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$
March 31, 2012	75,000	3.5	2.60	1.39	47	0.92
November 8, 2011	300,000	3.5	3.47	1.19	47	1.22
March 7, 2011	175,000	3.5	3.99	2.34	48	1.39

(i)	Volatility was determined based upon the average historic volatility of a number of comparable companies, calculated over the same period as the expected life of the option.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(d)	Warrants

As at March 31, 2012, the following share purchase warrants were outstanding:

		Exercise
Amount	Note	price	Expiry date
		Cdn$
20,800,000		8.00	July 20, 2015

The following is a continuity schedule of the warrants outstanding for the period:

		Weighted
		average
	Number of	exercise
	warrants	price
		Cdn$

Outstanding and exercisable at January 1, 2011	21,775,692	7.82
Exercised	(492,076)	1.92
Expired	(6,636)	2.00
Outstanding and exercisable at December 31, 2011	21,276,980	7.96
Expired	(476,980)	6.00
Outstanding and exercisable March 31, 2012	20,800,000	8.00

Where warrants were issued as part of a unit or subscription receipt comprised of common shares and warrants, the value assigned to the warrants was based on their relative fair value (as compared to the shares issued), determined using the Black-Scholes pricing model.

(e)	Phantom share unit plan

On May 29, 2010, the Board of Directors approved the establishment of the Company’s Phantom Share Unit Plan (“PSUP”); this is a cash-settled plan and the exercise price of all PSU units (“units”) is $nil. The amount to be paid out in respect of units which vest under the plan is the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over either the last five or twenty trading days preceding the vesting date (depending on the terms of the issue).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following units were issued and outstanding as at March 31, 2012:

	units
Date of issue	outstanding	Vesting date	Expiry date
August 6, 2010	1,528,076	August 6, 2013	December 31, 2013
February 27, 2011	95,666	February 27, 2013	December 31, 2013
February 27, 2011	95,667	February 27, 2014	December 31, 2014
May 19, 2011	39,386	May 19, 2012	December 31, 2012
May 19, 2011	39,386	May 19, 2013	December 31, 2013
May 19, 2011	39,387	May 19, 2014	December 31, 2014
November 8, 2011	33,333	November 8, 2012	December 31, 2012
November 8, 2011	33,333	November 8, 2013	December 31, 2013
November 8, 2011	33,334	November 8, 2014	December 31, 2014
March 31, 2012	825,046	March 31, 2013	December 31, 2013
March 31, 2012	825,046	March 31, 2014	December 31, 2014
March 31, 2012	825,046	March 31, 2015	December 31, 2015
March 31, 2012	38,461	December 1, 2012	December 31, 2012
March 31, 2012	38,461	December 1, 2013	December 31, 2013
March 31, 2012	38,462	December 1, 2014	December 31, 2014
Total	4,528,090

All of these units have been measured at the reporting date using their fair values. The total amount of expense recognized in the statement of operations during the three months ended March 31, 2012 in relation to the PSUP was $(0.1) million (2011 - $0.4 million). None of these cash-settled units were vested at March 31, 2012, but all remain outstanding.

The fair value of the units granted as at March 31, 2012 was calculated using the Black-Scholes option pricing model with an assumed dividend yield and forfeiture rate of nil and 0% respectively. Other conditions and assumptions were as follows:

	Number of		Exercise	Risk free	Volatility	Black-Scholes
Issue date	units	Term (years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$

August 6, 2010	1,528,076	1.4	0.00	1.20	47	2.60
February 27, 2011	191,333	0.9	0.00	1.20	49	2.60
May 19, 2011	118,159	1.1	0.00	1.20	48	2.60
November 8, 2011	100,000	1.6	0.00	1.20	46	2.60
March 31, 2012	2,590,522	2.0	0.00	1.20	46	2.60

(i)	Volatility was determined based upon the average historic volatility of a number of comparable companies, calculated over the same period as the expected life of the unit.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

10.	Supplementary cash flow information

Net changes in non-cash working capital comprise the following:

	Three months ended
	March 31,
	2012	2011
	$	$

Trade and other receivables	2,648	13,966
Taxes receivable	(4,361)	(6,048)
Prepaid expenses	144	248
Inventories	932	(85)
Trade and other payables	1,523	1,125
Taxes payable	327	4,094
	1,213	13,300

11.	Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the three months ended March 31, 2012. The Company manages its common shares, stock options, warrants and debt as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company will ensure it has sufficient cash resources to pursue the exploration and development of its mining properties, and to fund potential acquisitions and future production in the San Dimas mine. To support these objectives the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, issue debt, acquire or dispose of assets or adjust the amount of cash held. The Company does not currently pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. The Company is subject to a number of externally imposed capital requirements relating to its debt (Note 8).The requirements are both financial and operational in nature; the Company has complied with all such requirements during the period.

Pursuant to the terms of the promissory note and the convertible debt (Note 8), the Company is required to maintain the following financial covenants:

Tangible net worth as at the end of each fiscal quarter of at least $400 million, and
Commencing the quarter ended September 30, 2011, free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

Tangible net worth means equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas Mine, principal and interest on the promissory note and convertible debt and up to $5 million per year on account of acquisition opportunities.

12.	Financial instruments

The Company’s financial instruments at March 31, 2012 and December 31, 2011 consist of cash, trade and other receivables, the derivative asset, trade and other payables, the convertible note, the promissory note, and other long-term liabilities.

At March 31, 2012, the carrying amounts of cash, trade and other receivables, and trade and other payables are considered to be reasonable approximation of their fair values due to their short-term nature.

The fair value of the convertible note liability was determined on the date of issue using a discounted future cash-flow analysis. The fair value of the promissory note upon initial recognition was considered to be its face value. The fair value of the phantom share plan liability was measured at the reporting date using the Black Scholes pricing model. The derivative asset is marked-to market each period.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at March 31, 2012 or December 31, 2011, other than those discussed below.

(i)	Derivative contracts on silver

On March 18, 2011, the Company entered into a series of monthly call option contracts to purchase 1,204,000 ounces of silver at $39 per ounce for a total cost of $2.2 million. These contracts were designed to partially mitigate the adverse tax consequences of the silver purchase agreement while at the same time exposing the Company to gains from a potential rise in silver prices. The contracts covered approximately two-thirds of the monthly silver production sold to Silver Wheaton Caymans over the period April 1, 2011 to September 30, 2011. During the three months ended March 31, 2011, an unrealized mark-to-market gain of $0.7 million was recognized in the statement of operations in respect of these call options. All contracts under the March 18, 2011 purchase had expired by December 31, 2011.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

On September 15, 2011, the Company entered into another series of monthly call option contracts to purchase 1,489,400 ounces of silver at $49 per ounce for a total cost of $3.7 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period September 27, 2011 to September 26, 2012. These options were intended to offset the incremental income tax that would be payable by the Company if spot prices exceed the strike price. The fair value of these contracts (which are accounted for as a derivative asset) was $0.2 million at March 31, 2012, based on current and available market information. In the three months ended March 31, 2012, the Company recognized a loss on these contracts of $20,000, comprising a realized loss on expired contracts of $955,000 and an unrealized marked-to-market gain on unexpired contracts of $935,000 million.

(ii)	Convertible note and promissory note

The convertible note was considered to contain an embedded derivative liability which was re-measured at fair value each period during the initial one year term that expired on August 6, 2011, at which time the fair value of the derivative was $nil. During the three months ended March 31, 2011 the fair value of the derivative liability decreased by $2.4 million, resulting in an unrealized gain of the same amount.

The fair value of the convertible note liability was determined using a statistical model, which contained quoted prices and market-corroborated inputs. The fair value of the promissory note upon initial recognition was considered to be its face value.

13.	Related party transactions

The Company has a convertible note and a promissory note outstanding to Goldcorp and a wholly-owned subsidiary of Goldcorp, respectively. Goldcorp owns approximately 35% of the Company’s common shares. Interest accrues on the promissory and convertible notes and is recorded within trade and other payables. A payment of $5 million plus accrued interest of $4.4 million was paid under the terms of the Promissory note on January 3, 2012 (Note 8).

During the three months ended March 31, 2012, $1.3 million (2011 - $1.3 million) was paid to DMSL for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value. As at March 31, 2012, the Company had an amount payable of $2.4 million outstanding to DMSL (December 31, 2011 - $2.9 million).

14.	Commitments and contingencies

(a)

As described in Notes 4 and 6, on October 17, 2011 the Company’s Mexican subsidiary filed a formal application to the Mexican tax authorities for an advance ruling on the Company’s restructuring plan that, if successful, would result in paying income taxes in Mexico based on realized rather than spot revenue.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s restructuring plan relies on a detailed transfer pricing analysis in order to support the ongoing sale of silver from Mexico to a related party at the fixed price. Given the intensified scrutiny of transfer pricing in recent years and the significant adjustments and penalties assessed by tax authorities, many jurisdictions (including Mexico) allow companies to mitigate this risk by entering into an advance pricing agreement (“APA”).

The APA review is an interactive process between the taxpayer and the tax authority. At the end of the APA process, the tax authorities will issue a tax resolution letter specifying the pricing method that they consider appropriate for the Company to apply to intercompany sales under the silver purchase agreement.

For the duration of the APA process, under Mexican tax law, the taxpayer can record its revenues and intercompany pricing under the terms that the taxpayer considers reasonable (given that they are compliant with applicable transfer pricing requirements). As such, the Company’s Mexican subsidiary has recorded revenues from sales of silver under the silver purchase agreement (and taxes thereon) at the contracted price of approximately $4 since the date of acquisition of the San Dimas Mine (August 6, 2010), and in addition to this has claimed a refund for the overpayment of taxes between the date of purchase of the San Dimas Mine (August 6, 2010) and the date of the filing.

Should the Company be unsuccessful in its APA application , it will need to pay to the Mexican government the amount of tax which the government deems to be owing in respect of taxation on silver sales under the silver purchase agreement. The Company considers this to be a contingent liability, the outcome of which will not be known until the tax authorities issue their final opinion. The maximum contingent liability in respect of such an adverse ruling as at March 31, 2012 is $41.6 million; however, the Company’s Mexican subsidiary paid taxes prior to the filing for which it has requested a refund and recorded a receivable. At March 31, 2012 this receivable was $21.3 million and as such the cash that would have to be paid to satisfy the contingent liability at March 31, 2012 is $20.3 million. Since the Company intends to continue to record taxes in Mexico based on realized prices, the contingent liability will grow during the APA process.

(b)

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a Board of Directors which is headed by a president. An Ejido may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land. Four of the properties included in the San Dimas mine are subject to legal proceedings commenced by local Ejidos. None of the proceedings name the Company as a defendant; in all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago or corporate entities that are no longer in existence. In addition, three proceedings name the Tayoltita Property Public Registry as co-defendant. In all four proceedings, the local Ejido is seeking title to the property. In one case, which was commenced before the Company’s acquisition of the mine and was brought without the knowledge of DMSL, the court initially ruled in favour of the Ejido. Proceedings will be initiated in an attempt to annul this order on the basis that the initial proceeding was brought without the knowledge of DMSL and other legal arguments. With respect to the other properties, since Primero is not a party to the proceeding, the Company has been advised to allow the proceeding to conclude and, in the event that the decision is in favour of the Ejido, to seek an annulment on the basis that it is in possession of the property and is the legitimate owner. If these legal proceedings (or any subsequent challenges to them) are not decided in favour of the Company, then the San Dimas mine could face higher operating costs associated with agreed or mandated payments that would be payable to the local Ejidos in respect of use of the properties. No provision has been made in in the consolidated financial statements respect of these proceedings.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(c)

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, any potential charges not yet accrued will not have a material effect on the consolidated financial statements of the Company.